# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Waldencast plc, CIK 0001840199
CUSIP: G9503X103
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 81 FULHAM ROAD, LONDON, United Kingdom (X0), SW3 6RD
Date of event which requires filing of this statement: 07/29/2025
Filed by CIK 0002013334
Persons authorized to receive notices and communications: Theodoro Messa, 272 Kings Road, 3rd Floor, College House, London, United Kingdom (X0), SW3 5AW, 44 207 349 3510

## Reporting persons
- Zeno Equity Partners LLP (CIK 0002013334): type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,145,347; sole dispositive power 0; shared dispositive power 17,145,347; aggregate amount beneficially owned 17,145,347 (14.5% of the class)
  Comment: Item 8 - Represents the aggregate number of Class A ordinary shares beneficially owned by the Reporting Person, which are held indirectly through Zeno Investment Master Fund, which directly holds the Class A ordinary shares reported herein, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; and (iii) Class A ordinary shares issuable upon the exercise of redeemable warrant.
  
  Item 11 - Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Item 11 by the 113,055,721 shares of Class A ordinary shares outstanding, as provided to the Reporting Persons by the Issuer on July 25, 2025, and an additional 4,892,767 Class A ordinary shares issuable upon exercise of private placement warrants held by Zeno Investment Master Fund.
- Zeno Investment Master Fund (CIK 0001850982): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,145,347; sole dispositive power 0; shared dispositive power 17,145,347; aggregate amount beneficially owned 17,145,347 (14.5% of the class)
  Comment: Item 8 - Represents the aggregate number of Class A ordinary shares held by the Reporting Person, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; (iii) Class A ordinary shares issuable upon the exercise of redeemable warrant; and (iv) Class A ordinary shares subscribed by Zeno Investment Master Fund pursuant to the Subscription Agreement signed on September 14, 2023.
  
  Item 11 - Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Item 11 by the 113,055,721 shares of Class A ordinary shares outstanding, as provided to the Reporting Persons by the Issuer on July 25, 2025, and an additional 4,892,767 Class A ordinary shares issuable upon exercise of private placement warrants held by Zeno Investment Master Fund.
- Souza Cristiano (CIK 0001841079): type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,145,347; sole dispositive power 0; shared dispositive power 17,154,347; aggregate amount beneficially owned 17,145,347 (14.5% of the class)
  Comment: Item 8 - Represents the aggregate number of Class A ordinary shares beneficially owned by the Reporting Person, which are held indirectly through Zeno Investment Master Fund, which directly holds the Class A ordinary shares reported herein, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; and (iii) Class A ordinary shares issuable upon the exercise of redeemable warrant
  
  Item 11 - Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Item 11 by the 113,055,721 shares of Class A ordinary shares outstanding, as provided to the Reporting Persons by the Issuer on July 25, 2025, and an additional 4,892,767 Class A ordinary shares issuable upon exercise of private placement warrants held by Zeno Investment Master Fund.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Name of issuer: Waldencast plc
Address of issuer's principal executive offices: 81 FULHAM ROAD, LONDON, United Kingdom (X0), SW3 6RD
Comment:
This Amendment No. 4 (Amendment No. 4) amends and supplements theSchedule 13D filed with the Securities and Exchange Commission (the SEC) on February 9, 2024, as amended on August 5, 2022, (Amendment No. 1), as amended on September 21, 2023, as amended on December 1, 2023 (Amendment No. 1), relating to Class A ordinary shares, $0.0001 par value per share (the Class A ordinary shares), of Waldencast plc, a public limited company under the laws of Jersey (the Issuer) (as so amended, the Schedule 13(D). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

This Amendment No. 4 is being filed to update the current outstanding shares held by the Reporting Persons of the Issuer.

The principal executive office of the Issuer is 10 Bank Street, Suite 560, White Plains, does not New York 10606. Except as specifically provided herein, this Amendment No. 4 modify or amend any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by: (i) Zeno Investment Master Fund, a Cayman Island limited company (Zeno Fund); (ii) Zeno Equity Partners LLP, a United Kingdom limited liability partnership (Zeno Equity Partners), and (iii) Cristiano de Mesquita Souza, a Brazilian citizen (collectively, the Reporting Persons). Zeno Equity Partners is the investment manager of Zeno Fund, the record holder of the Issuer securities reported herein. Mr. Souza is the controlling shareholder of Zeno Equity Partners.
Residence or business address: The principal office and business address of each of the Reporting Persons is 272 Kings Road, College House 3rd floor, London SW3 5AW.
Present principal occupation or employment: Zeno Fund and Zeno Equity Partners are principally engaged in the business of investments in securities. The principal occupation of Mr. Souza is serving as the managing partner of Zeno Equity Partners.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Directors of Zeno Fund:

Angilynn Baraud
Citizenship: Caymanian
Business Address: 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands Present Principal Occupation: Director

James Macfee Citizenship: Caymanian
Business Address: 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Present Principal Occupation: Director

Executive Officers of Zeno Equity Partners:

Cristiano de Mesquita Souza
Citizenship: Brazilian
Business Address: 272 Kings Road, College House 3rd floor, London SW3 5AW.
Present Principal Occupation: Executive Officer

Giovanni Rivano
Citizenship: Italian
Business Address: 272 Kings Road, College House 3rd floor, London SW3 5AW Present Principal Not Occupation: Executive Officer

Theodoro Arthur da Costa Messa
Citizenship: Brazilian
Business Address: 272 Kings Road, College House 3rd floor, London SW3 5AW Present Principal Occupation: Executive Officer

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not Applicable

## Item 4. Purpose of Transaction
Purpose of transaction: To satisfy a redemption request from two investors in the Zeno Fund, the Reporting Parties elected to satisfy the requests by proceeding with a redemption in kind of the Issuer's securities to satisfy the redemption requests. The Reporting Parties therefore, transferred 3,082,963 Class A ordinary shares priced at 2.45 per share and 1,355,088 Class A ordinary shares issuable upon exercise of private placement warrants priced at 0.097 per share held by the Zeno Fund. The price of the transferred shares were based on the closing price of the Issuer as of June 30, 2025, the redemption date. The transfer of the shares was settled on July 29, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: To satisfy a redemption request from two investors in the Zeno Fund, the Reporting Parties elected to satisfy the requests by proceeding with a redemption in kind of the Issuer's securities to satisfy the redemption requests. The Reporting Parties therefore, transferred 3,082,963 Class A ordinary shares priced at 2.45 per share and 1,355,088 Class A ordinary shares issuable upon exercise of private placement warrants priced at 0.097 per share held by the Zeno Fund. The price of the transferred shares were based on the closing price of the Issuer as of June 30, 2025, the redemption date. The transfer of the shares was settled on July 29, 2025.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Exhibit 1 - On February 9, 2024, the Reporting Persons entered into a certain Joint Filing Agreement. A copy of the Joint Filing Agreement is attached as Exhibit I hereto and incorporated herein by reference

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement among the Reporting Persons.

## Signatures
- Zeno Equity Partners LLP: /s/ Theodoro Arthur da Costa Messa, Theodoro Arthur da Costa Messa - Executive Officer (07/30/2025)
- Zeno Investment Master Fund: /s/ Theodoro Arthur da Costa Messa, Theodoro Arthur da Costa Messa - Executive Director (07/30/2025)
- Souza Cristiano: /s/ Souza Cristiano, Souza Cristiano - Executive Director (07/30/2025)